Exhibit 99.1

Comments Regarding the Verdict of Not Guilty
for TeliaSonera Leading Officials

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 31, 2006--The Stockholm District Court has today returned a verdict of not guilty in the case against TeliaSonera's (OTC:TLSNF) (STO:TLSN) (HEX:TLS1V) President and CEO Anders Igel and the former President of TeliaSonera Sweden, Marie Ehrling, who were jointly accused of bribery in connection with a customer event.

Anders Igel and Marie Ehrling would like to make the following joint statement:

"We are pleased to see that the District Court has listened to our arguments as we believe that we have only acted in accordance with common practice. We sincerely hope that the Public Prosecutor will accept this court's decision and allow the market and the State together to agree on the boundaries for an acceptable code of conduct. We welcome an overhaul to provide the business community with self-evident and unmistakable rules to follow."

In early 2005, TeliaSonera invited major customers to an event comprising of information and demonstrations of new products and services combined with a performance of the musical Mamma Mia at the Circus theatre in Stockholm. The event was cancelled when TeliaSonera was accused of bribery and corruption in connection with the invitation

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

http://wpy.observer.se/wpyfs/00/00/00/00/00/08/93/EB/wkr0001.pdf

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